February 23, 2016

Mr. Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC  20549-4720
Mail Stop 3561

Re:	PharMerica Corporation
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
Form 10-Q for the Quarter Ended September 30, 2015
Filed November 6, 2015
Response letter dated January 22, 2016
File No. 001-33380

Dear Mr. Arakawa:

This letter responds to a comment letter (the “Comment Letter”) received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (herein referred to as the “Commission”) dated February 22, 2016 regarding the above referenced filings.  In connection with this response, PharMerica Corporation (“PharMerica” or the “Company”) acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the Comment Letter, and to facilitate review, the Company has repeated the text of each of the Staff’s comments below and followed each comment with the Company’s response.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Financial Statements

Note 5 Commitments and Contingencies, page 13

1)	We note your response to comment 1 from our letter dated December 23, 2015 related to your analysis of the receivable under ASC paragraphs 310-10-35-7 through 11 and ASC Subtopic 450-20. Please clarify to state whether you assessed the risk of loss as being probable, reasonably possible or remote in accordance with ASC 450-20. To the extent that you have concluded that the loss is probable or reasonably possible, please provide an estimate of the loss or range of loss or a statement that such an estimate cannot be made.

Company’s response:

The response to this question will be delivered supplementally to the Staff pursuant to a confidential treatment request under Rule 83 of the SEC's Rules of Practice.

2)	We note your response to comment 3 from our letter dated December 23, 2015 related to your ability to offset amounts due to and due from ABDC. Please provide a detail analysis which separately addresses each of the four criteria in ASC 210-20-45-1 to support your conclusion that a right of offset exists. In addition, please tell us how you considered ASC 210-20-45-8 in determining that the right of offset was enforceable at law.

Company’s response:

The response to this question will be delivered supplementally to the Staff pursuant to a confidential treatment request under Rule 83 of the SEC's Rules of Practice.

3)	We understand that you did not offset amounts due to and from ABDC in your balance sheet prior to the dispute and litigation. Please explain how you considered ASC paragraphs 250-10-45-11 and 12 in determining whether you had a change in accounting principle and in providing the related disclosures under ASC paragraphs 250-10-50-1 through 3.

Company’s response

The response to this question will be delivered supplementally to the Staff pursuant to a confidential treatment request under Rule 83 of the SEC's Rules of Practice.

Please contact me if you have any questions or need any additional information.

Sincerely,

/s/ David W. Froesel, Jr.
David W. Froesel, Jr.
Executive Vice President,
Chief Financial Officer & Treasurer